Exhibit 99.1

Ozon GMV Growth Accelerated and Exceeded 140% in Q4 2020

February 17, 2021 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “Ozon” or the “Company”), a leading Russian e-commerce platform, announces its preliminary operating results for the fourth quarter and the full-year ending December 31, 2020.

Alexander Shulgin, CEO of OZON, commented:

“2020 has been an unprecedented year and a transformational one for our company. In November we successfully completed the Initial Public Offering of Ozon shares listed on Nasdaq, promising to deliver growth and create value for our investors. We see new catalysts for this growth not just in our core business, but also in the synergies created by other complimentary services we are adding for the benefit of our sellers and buyers and in new verticals such as fintech. Operationally, Q4 was a record quarter for our business, with growth accelerating across all of our business segments as the number of sellers, the breadth of our assortment and the demand for our services expanded across Russia’s regions. I am very confident about the outlook for Ozon and for Russia’s e-commerce market as a whole in 2021 and beyond”.

Strong Momentum Continued in Q4 2020 with Growth Accelerating

•	GMV incl. services exceeded RUB 74bn with GMV growth accelerating to over 140% year-on-year.

•	Number of orders increased to 29.6mn growing by 137% compared to 12.5mn orders delivered in Q4 2019.

•	Share of Ozon Marketplace GMV reached 52%, doubling versus 26% in Q4 2019.

•	Ozon platform continued to show strong positive operating cash flow dynamics.

Full-Year 2020 Operational Highlights

•	GMV incl. services increased by over 140% year-on-year exceeding RUB 195bn.

•	Number of orders increased to 73.9mn growing by 132% compared to 31.8mn orders delivered in the Full-Year 2019.

•	Share of Ozon Marketplace GMV reached 48%, compared to 17% in the Full-Year 2019.

•	Operating cash flow reached breakeven for the Full-Year 2020.

Key Business Drivers in Q4 2020

GMV incl. services exceeded RUB 74bn with growth accelerating to over 140% year-on-year, driven by strong marketplace performance, higher customer order frequency, growing regional sales and fintech expansion.

In March 2020 Russia imposed COVID-19 lockdown measures, including temporary closure of the non-food offline retail stores and shopping malls. The government has been easing the restrictions since late May-June up until now. Despite the reopening of the retail stores and shopping centers since June-July the number of sellers and order frequencies on Ozon’s platform continued to grow.

•	Share of Ozon Marketplace expanded on the back of a continued inflow of sellers. Greater number of sellers resulted in continued growth of SKUs across multiple product categories.

•	Order frequency continued to increase on the back of faster and more reliable delivery, wider assortment, enhancements in customer experience, and roll-out of fintech initiatives.

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Growth in regional sales was supported by investment in Ozon’s last mile delivery and fulfilment infrastructure. In 2020 Ozon began operating fulfilment centers in Rostov-on-Don, Kazan, Saint-Petersburg and Novosibirsk facilitating faster delivery to buyers and enhancing fulfilment and logistics services for sellers in the regions.

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Ozon expanded its fintech initiatives both for buyers and sellers. In Q4 2020 Ozon launched partnerships with major banks to provide its marketplace sellers with loans via our Ozon.Invest platform in order to assist our seller base in growing their businesses. In December 2020 Ozon.Card launched a virtual card, allowing for faster and wider adoption of the Ozon.Card. Ozon.Card holders demonstrate greater loyalty and higher order frequency, with similar dynamics indicated by Ozon virtual card thus far.

Share of Marketplace GMV reached 52%, doubling from 26% in Q4 2019. The growth was largely driven by rapidly increasing number of sellers on Ozon’s platform, which offers comprehensive value proposition to the merchants, including access to nationwide fulfilment and logistics infrastructure, a large and growing customer base, advanced business analytics and advertising tools for the sellers, as well as fintech services.

Strong positive operating cash flow in Q4 2020 can be attributed to significant growth of sales volumes and favourable working capital dynamics. Ozon’s business model with low receivables and significant payables allows the company to utilize its negative working capital as an important element of the liquidity management.

Definitions and Disclosures

GMV incl. services is the total value of orders processed through our platform, as well as revenue from services to buyers and sellers, such as delivery, advertising and other services rendered by our Ozon.ru operating segment. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by Ozon. GMV incl. services does not include travel ticketing commissions, other service revenues or value of orders processed through Ozon.travel operating segment.

Share of Marketplace GMV is the total value of orders processed through Ozon Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through Ozon platform and does not include services revenue.

The preliminary estimates disclosed in this press release are based on the Company’s internal management accounts and records based on currently available information. The preliminary estimates are subject to revision as the Company prepares its financial statements and disclosures in connection with its filing of its Annual Report on Form 20-F as of and for the year ended December 31, 2020. These preliminary estimates should not be viewed as a substitute for the Company’s financial statements or other information set forth in the Form 20-F.

Ozon will release its audited financial results for the Full-Year ending December 31, 2020 on March 30, 2021.

About Ozon

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide more than 40% of Russia’s population with next day delivery option via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon Express online grocery delivery.

For more information, please visit https://corp.ozon.com/.

Conference Call and Webcast Details

The Company’s management will host an analyst and investor conference call, including question-and-answer session, to discuss its preliminary operating results for the fourth quarter and the full-year ending December 31, 2020 at 17.00 Moscow time / 14.00 London / 9.00 New York on Thursday, February 18, 2021.

Webcast

https://openexc.zoom.us/webinar/ozon20210218

Webinar ID: 950 7953 4649

Dial-in details

Please use the following dial-in option

•	Moscow: +7 495 283 9788

•	UK/International: +44 203 481 5237

•	US: +1 646 876 9923

Password: 181544 (if needed for manual log in/ dial in)

Replay

Following the call, a webcast replay will be available on the Ozon Investor Relations website www.corp.ozon.com.

Contacts:

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, Ozon

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, Ozon

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.